Exhibit 99.1

Super Hi to Report First Quarter 2025 Financial Results on Wednesday, May 21, 2025

- Earnings Call Scheduled for 8:00 a.m. ET on May 21, 2025

SINGAPORE, May 09, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. ("Super Hi" or the "Company") (NASDAQ: HDL and HKEX: 9658), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced that it will report its unaudited financial results for the first quarter of FY2025 on Wednesday, May 21, 2025, before the open of U.S. markets.

The Company's management will host an earnings conference call to discuss financial results of the first quarter of 2025 at 8:00 AM U.S. Eastern Time on May 21, 2025 (8:00 PM Singapore/Hong Kong Time on May 21, 2025).

A live webcast of the call will be available in both English and Chinese. Participants may access the webcast using the following links:

English: https://edge.media-server.com/mmc/p/y9n5q59y

Chinese: https://edge.media-server.com/mmc/p/y9n5q59y/lan/zhs

To join by phone, please register in advance of the conference through the link provided below. Upon registering, you will be provided with participant dial-in numbers and a personal passcode.

Registration Link (Chinese only):

https://register-conf.media-server.com/register/BI8fad8f33e5b6424ba9b8696920e60ae8

Additionally, an archived webcast of this conference call will be available at the Company's Investor Relations website at http://ir.superhiinternational.com.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of December 31, 2024, Super Hi had 122 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

For more information, please visit: http://ir.superhiinternational.com.

For investor and media inquiries, please contact:

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

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